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                           1MAGE SOFTWARE, INC.

                             1,200,158 Shares
                               Common Stock
                             $0.004 Par Value


     This Prospectus relates to the offer and sale of 1,200,158 shares of common stock, par value $0.004 per share (the "Shares") of 1MAGE Software, Inc. (the "Company") by certain warrant holders and shareholders of the Company (the "Selling Shareholders"). The Shares may be sold from time to time by the Selling Shareholders, through ordinary brokerage transactions in negotiated transactions or otherwise, at fixed prices which may be changed, at market prices prevailing at the time of sale or at negotiated prices. See- "Selling Shareholders" and "Plan of Distribution."

     The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Shareholders. See- "Selling Shareholders."

     The Company's Common Stock, $0.004 par value per share (the "Common Stock") is quoted on The Nasdaq Stock Market - SmallCap Market under the symbol "ISOL" On September 26, 1997, the last reported sale price of the Company's Common Stock was $1.3125.

                     THESE ARE SPECULATIVE SECURITIES.
              SUCH SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                       SEE "RISK FACTORS" AT PAGE 4
==========================================================================

       THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
        ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
          ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
==========================================================================

     No person has been authorized to give any information or to make any representation other than those contained in the Prospectus in connection with the offering made hereby, and if given or made, such information or representation must not be relied upon as having been authorized by the Company or by the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof.

                       ----------------------------

            The date of this Prospectus is September 26, 1997.


                           AVAILABLE INFORMATION

     1MAGE Software, Inc. (the "Company") has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement" ) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto or incorporated by reference therein. Such information, including exhibits and schedules to the Registration Statement incorporated by reference therein, can be inspected and copied at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C 20549. Statements made in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. All such information may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following regional offices of the
Commission: 1801 California Street, Suite 4800, Denver, Colorado 80202-2648; Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov/edgarhp.htm that contains reports, proxy and information statements and other information concerning registrants that file electronically with the Commission. The Common Stock is traded on the National Association of Securities Dealers, Inc., Automated Quotation System ("Nasdaq"). Information filed by the Company with Nasdaq may be inspected at the offices of Nasdaq at 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus incorporates by reference documents which are not presented herein or delivered herewith. Copies of these documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person, including any beneficial owner, to whom this Prospectus is delivered, on written or oral request, without charge, directed to David R. DeYoung, President and Chief Executive Officer, 1MAGE Software, Inc., 6486 S. Quebec St., Englewood, Colorado 80111, telephone number 303/694-9180.


             INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference
(Commission File No. 0-12535):

     1. Annual Report on Form 10-K for the year ended December 31, 1996, filed March 26, 1997;

     2.   Form 8-A (Commission File No. 0-12535) filed October 7, 1993

     3.   Form 10-Q for the quarter ended March 31, 1997, filed May 14,
1997.

     4.   Form 10-Q for the quarter ended June 30, 1997, filed July 11,
1997.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein prior to the date hereof shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     A copy of the documents incorporated by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in the information contained in this Prospectus), may be obtained upon request without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered upon the written or oral request of such person. Requests for such copies should be made to David R. DeYoung, President and Chief Executive Officer, 1MAGE Software, Inc. 6486 S. Quebec Street, Englewood, CO 80111, telephone number 303/694-9180. In addition, those materials which were filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov/edgarhp.htm.

                                THE COMPANY

     1MAGE Software, Inc., (the "Company") develops and markets a software product called 1MAGE(R), a UNIX-based electronic document image management and retrieval system. Electronic imaging systems like 1MAGE(R) allow any paper document to be converted to electronic form for magnetic storage. Magnetic storage drastically reduces the physical space needed for paper-based filing systems and offers computer access to handwritten or non-computer generated documents within seconds, a dramatic improvement over traditional paper filing systems. The software has the ability to file, route, track, archive and manage the flow of incoming and outgoing documents throughout an organization. Using an open, client/server architecture design, 1MAGE(R) provides a comprehensive solution for scanning, indexing, storing and retrieving document images so that these may be viewed, printed and faxed.

     The Company targets the Multi-Value Relational Data Base Management Systems ("RDBMS") market for 1MAGE(R) through Multi-Value RDBMS VARs, systems integrators, and other companies which market complementary software or other products. Significant Multi-Value RDBMS target markets identified to date are manufacturing, insurance, government, transportation, and health care. The Company has contracts in place with VARs for the financial services, government, manufacturing, distribution, health care, transportation and systems integration markets and is actively seeking to expand its independent sales network.

     The Company offers a comprehensive reseller program which provides, in the context of a cooperative marketing effort, a broad range of sales, marketing, and technical support. The program includes technical training and assistance, marketing communications, sales training and assistance, excellent support and training, lead referral services, customized product literature, and a discounted demonstration/development program.

                               RISK FACTORS

     An investment in the Company involves a high degree of risk. In addition to the other information set forth in this Prospectus, prospective investors should carefully consider the following risk factors when evaluating an investment in the Company.

     RELIANCE ON TRADE SECRET AND COPYRIGHT LAWS. The Company regards its software as proprietary and relies for protection upon trade secret and copyright laws and non-disclosure agreements with its employees as well as restrictions on disclosure and transferability contained in its software license agreements with its customers. Despite these restrictions, it may be possible for competitors or customers to copy aspects of the Company's products or obtain information that the Company regards as proprietary. Furthermore, there can be no assurance that others will not independently develop software products similar to those developed or planned by the Company. Although the Company believes its software does not infringe on the proprietary rights of others and has not received any notice of claimed infringement, it is possible that portions of the software marketed by the Company could be claimed to infringe on existing proprietary rights. In the unlikely event that any such infringements are found to exist, there can be no assurance that any necessary licenses or rights could be obtained, or could be obtained on terms satisfactory to the Company. Further, in such event, the Company could be required to modify the infringing software. There can be no assurance that the Company would be able to do so in a timely manner, upon acceptable terms and conditions, or at all; the failure to do so could have a material adverse effect on the Company.

     DEPENDENCE ON SUPPLIERS. The success of the business of the Company may depend in part upon the reliability of the Company's suppliers of subcomponents and raw materials. The Company is subject to the risks of shortages and delays in delivery of subcomponents and such materials. There can be no assurance that the Company will continue to be able to locate reliable secondary sources of these subcomponents and materials.

     DEPENDENCE ON KEY MANAGEMENT AND EMPLOYEES. The Company is highly dependent upon the efforts of its management for its success. The loss of the services of one or more of its key officers, particularly David R. DeYoung, President and Chief Executive Officer, could have a material adverse effect on the Company's business. Mr. DeYoung is employed pursuant to an employment agreement which expires October 31, 1999. The Company maintains "key man" life insurance on the life of Mr. DeYoung in the amount of $1,000,000. The success of the Company also depends upon the Company's ability to attract and retain other qualified personnel.
The competition for qualified personnel in the computer software industry is intense. Accordingly, there can be no assurance that the Company will be able to continue to hire or retain such personnel.

     TECHNOLOGICAL OBSOLESCENCE. The computer software industry has been characterized by significant and rapid technological changes. The ability of the Company to compete successfully in the future will depend in large part on its ability to adapt to technological changes in the industry and develop products that meet the changing needs of its customers. While the Company believes that its software products are currently competitive, future demand for the Company's software products will depend on its ability to enhance and improve existing products and successfully develop and market new products. There can be no assurance that competitors will not develop technology or introduce software or systems that render the Company's systems and software products obsolete or less marketable or that the Company will be able to successfully enhance its existing products or develop new products.

     COMPETITION. The Company experiences competition in its business from competitors who target one or more of the same markets or market segments as the Company. Software and systems that perform many of the same functions as the Company's systems and software are readily available from a number of competitors of the Company, some of which are larger and have greater financial, technical, marketing and other resources than the Company. The Company believes that the principal factors affecting a prospective customer's choice of a system are the database it uses, performance, service and price. The Company believes that usage of the popular UNIX based operating system and the Multi-Value RDBMS has strengthened the Company's competitive position by making the Company's software compatible with more types of hardware and Multi-Value application software offered by Multi-Value software developers and system integrators. The Company further believes that its principal advantage over its competitors is the Company's utilization of a UNIX based open systems architecture and the Multi-Value RDBMS which can be offered at lower prices. Nevertheless, the Company's estimation of its own technical and marketing advantages over its competitors may prove inaccurate and its efforts to compete in the computer software industry may ultimately be unsuccessful.

     LIMITED MARKETS. The reseller program targets complementary markets and allows the Company to draw from a much larger market with respect to its imaging software products than its traditional markets of the trucking and transportation industries. As noted above, the Company's strategy has been to expand the domestic and international markets for its imaging software by engaging VARs for various industries and markets. The Company's experience has been that economic downturns or increased competitive pressures in its niche markets sometimes result in reduction or deferral of capital expenditures by potential customers. While such adverse conditions can sometimes lead to opportunities as potential customers downsize to smaller, more cost-efficient computer systems or replace custom designed systems that require higher levels of support and maintenance, the Company believes that both a strong national economy and, to a lesser extent, a strong transportation industry are important to the success of its sales efforts. Accordingly, purchasers of the Shares need to be cognizant of the Company's potential dependence on such general economic conditions.

     POSSIBLE FLUCTUATIONS IN OPERATING RESULTS. The Company's sales cycle, which generally commences at the time a prospective customer issued a request for proposal or otherwise demonstrates to the Company a serious interest in purchasing a system and ends upon execution of a sales contract, typically ranges from two to six months. The Company's operating results could vary from period to period as a result of the length of the Company's sales cycle, the timing of individual systems sales and conditions in the Company's target markets and the economy in general.

     NASDAQ MAINTENANCE STANDARDS. The National Association of Securities Dealers, Inc. ("NASD") has recently increased its standards for companies to remain listed on the Nasdaq SmallCap Market. These new standards which were adopted August 25, 1997, now require the Company to maintain a minimum of (i) net tangible assets greater than $2,000,000, market capitalization greater than $35,000,000 or net income greater than $500,000 for two of the last three years; (ii) a public float of at least 500,000 shares; (iii) a market value of the public float of at least $1,000,000; (iv) a minimum bid price of $1.00 per share; (v) at least two market makers in the Company's Common Stock; (vi) at least 300 shareholders; and (vii) certain corporate governance standards in order to remain listed on Nasdaq. While the NASD has announced that non-complying companies will have six (6) months from the August 25, 1997 adoption date to meet the new standards, failure to meet these maintenance standards could result in delisting from the Nasdaq system and that would adversely affect the liquidity and value of the Company's Common Stock. The Company does not presently meet these new requirements but is making substantial efforts to increase its net tangible assets and meet the other requirements by the February 25, 1998 deadline. There can be no assurance, however, that the Company will be able to meet the NASD maintenance standards at that time.

                              USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares of Common Stock by the Selling Shareholders. The Selling Shareholders have agreed to pay all commissions and other compensation to any securities broker-dealers through whom they sell any of the Shares.

                           SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the Selling Shareholders and the Shares offered by the Selling Shareholders pursuant to this Prospectus. None of the Selling Shareholders within the past three years has had any material relationship with the Company or any of its affiliates except as described below.


                             No. of        No. of          Shares to be
                              Shares        Shares      Beneficially Owned
Name of Selling            Beneficially     Being      on Completion of the
Shareholder                   Owned        Offered           Offering
-------------------------  ------------    -------     --------------------
                                                       Number    % of Class
                                                      -------    ----------

David R. DeYoung             504,331      100,000(1)  404,331      17.0%
Transition Partners,
  Limited                     53,689      53,689(2)      0           0%
Copeland Consulting Group,
  Inc.                        53,689      53,689(2)      0           0%
C. Maylena Burchfield        275,000      275,000(3)     0           0%
Dean S. Dumont               275,000      275,000(3)     0           0%
BurchMont Equities Group,
  Inc.                        35,000      35,000(4)      0           0%
Spencer D. Lehman            209,459      203,890(5)   5,569         *
John G. Mazza                243,890      203,890(5)   40,000        *

*  Less than one percent.

(1)  Consists of Warrants to purchase Shares.

(2) Consists of a Warrant to purchase Shares issued in connection with a corporate development and financial advice agreement.

(3) Consists of Warrants to purchase Shares issued in connection with an agreement with BurchMont Equities Group, Inc. for certain financial advice.

(4) Consists of Shares issuable upon exercise of Warrants issued to C. Maylena Burchfield and Dean S. Dumont.

(5) Includes two convertible promissory notes, plus accrued interest, which are convertible into 128,890 shares of Common Stock as of the dates of their maturity, February 18, 1998. The two notes are not convertible until that date.
----------------------

     David R. DeYoung is President and Chief Executive Officer of the Company. Spencer D. Lehman and John G. Mazza each own more than 5% of the Company's outstanding shares of Common Stock and therefore are considered "affiliates" of the Company within the meaning of Rule 144 of the Securities Act of 1933. Other than as described, the Company has no relationship with the Selling Shareholders.

     In connection with an agreement between the Company and Transition Partners, Limited ("Transition") whereby Transition provides corporate development and financial advice, the Company granted a warrant to purchase 53,689 shares of the Company's Common Stock to each of Transition and Copeland Consulting Group, Inc. on December 16, 1996 (the "Transition Warrants"). The Warrants are exercisable at $1.00 per share. The purchase right for 25,000 of the Shares contained in the Transition Warrants is exercisable until December 16, 1999. The purchase right for the remaining 28,689 shares will vest upon the successful completion of a capital transaction arranged by Transition. The Warrants grant the holders "piggyback" registration rights to be included in the registration by the Company of shares of its Common Stock. The Company has agreed to bear the expenses of such registration. The Company pays $6,000 per month to Transition throughout the duration of the contract, which expires January 31, 1998. The Company will be charged a contingent advisory fee of 5% of the total capital or debt procured as a result of the agreement.

On July 28, 1997, the Company entered into an agreement with BurchMont Equities Group, Inc. ("BurchMont") to provide investor relations, corporate finance and the similar services to the Company. In exchange for the services, the Company issued to each of C. Maylena Burchfield and Dean S. Dumont (a) a common stock purchase warrant to purchase up to 250,000 shares of the Company's Common Stock for a period of six (6) months (the "Six Month Warrants") exercisable at the lower of (i) $1.25 per Share (the closing price of the Company's Common Stock on July 27,
1997) or (ii) the average closing bid price reported on Nasdaq for the five days preceding the date of the issuance of the warrants (which was, based on the August 14, 1997 issuance date, $1.34 per Share), and (b) a common stock purchase warrant to purchase 25,000 Shares at a price of $1.50 per share for a period of two (2) years (the "Two Year Warrants"). Further, the Company agreed that upon exercise of any of the Six Month Warrants, that it will issue Shares equal to seven percent (7%) of the number of Shares purchased pursuant to the Six Month Warrants to BurchMont. Both the Six Month Warrants and the Two Year Warrants contain terms and provisions regarding limitations on exercisability under certain circumstances. Pursuant to the terms of the Six Month and Two Year Warrants, the holders thereof are entitled to demand registration of the shares of Common Stock issuable upon exercise of the Warrants and they have exercised that right. In accordance with the Warrants, the Company has agreed to bear the expenses of such registration.

     On January 28, 1994, the Board of Directors granted a total of 100,000 warrants to David R. DeYoung to purchase shares of the Company's Common Stock at an exercise price of $1.5625 per Share until January 31, 1999. The Company agreed to let Mr. DeYoung "piggyback" his Shares on the registration of the Shares being registered hereunder. The Company has agreed to bear the expenses of such registration.

     In connection with a Convertible Note Purchase Agreement dated January 5, 1995, the Company issued $50,000 promissory notes to each of PaineWebber for the Benefit of Spencer D. Lehman and John G. Mazza, Trustee of the John G. Mazza Loving Trust. The notes are convertible into shares of the Company's Common Stock at $.75 per share. The Company also issued $25,000 promissory notes to each of the same persons in connection with a Convertible Note Purchase Agreement dated August 21, 1995 between the Company and the holders which are also convertible into shares of the Company's Common Stock at $.75 per share. The notes are all due on February 18, 1998 and are not convertible until that date. The Shares into which the notes are convertible are being registered pursuant to "piggyback" registration rights in the aforesaid agreements permitting them to be included in the registration by the Company of shares of its Common Stock. The Company has agreed to bear the expenses of such registration.

                           PLAN OF DISTRIBUTION

     All of the Shares offered hereby are being sold by the Selling Shareholders. The Shares will be offered by the Selling Shareholders from time to time at market prices prevailing at the time of offer and sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices which may be changed. The Selling Shareholders may effect such transactions by offering and selling the Shares directly to or through securities broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom the Selling Shareholders may sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions)

     The Selling Shareholders and any broker-dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933 (the "Securities Act") and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise. The Company has advised the Selling Shareholders that they and any securities broker- dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act.

     Under applicable rules and regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act") any person engaged in a distribution of any of the Shares may not simultaneously engage in market activities with respect to the Common Stock for the applicable period under Regulation M prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rules 10b-5 and Regulation M, which provisions may limit the timing of purchases and sales of any of the Shares by the Selling Shareholders. All of the foregoing may affect the marketability of the Common Stock.

     In the absence of this Prospectus, those of the Selling Shareholders who are executive officers, Directors and other "affiliates" of the Company, would be able to sell their Shares only subject to the limitations of Rule 144, promulgated under the Securities Act ("Rule 144"). In general, under Rule 144 as currently in effect, an "affiliate" of the Company or a person who has beneficially owned shares which are "restricted securities" as defined in Rule 144 for at least one year, is entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) one percent (1%) of the then outstanding shares of Common Stock of the Company, or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Under Rule 144, however, a person who is not, and for the three months prior to the sale of such shares has not been, an affiliate of the Company is free to sell shares which are not "restricted securities," or "restricted securities" which have been held for at least two years, without regard to the limitations contained in Rule 144. The executive officers, Directors or other "affiliates of the Company will not be subject to the foregoing restrictions.

     Under Section 16 of the Securities Exchange Act of 1934, Mr. DeYoung and any other executive officer, Directors, and 10% or greater shareholders of the Company will be liable to the Company for any profit realized from any purchase and sale (or any sale and purchase) of Common Stock within a period of less than six months.


                       TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the shares of Common Stock is American Securities Transfer & Trust, Inc., 1825 Lawrence Street, #444, Denver, Colorado, 80202.


                               LEGAL MATTERS

     The validity of the securities to be offered hereby will be passed upon for the Company by Gorsuch Kirgis L.L.C., Denver, Colorado, counsel for the Company.


                                  EXPERTS

     The financial statements of 1MAGE Software, Inc. as of December 31, 1996 and 1995 and for the years then ended have been incorporated by reference herein and in the registration statement in reliance upon the report of Karsh & Company, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.


                       INDEMNIFICATION OF DIRECTORS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.